Exhibit 99.1

Lucas GC Limited Announces Status of US$6 Million Share Repurchase Program

New York, November 8, 2024 /Globenewswire/ — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources, insurance and wealth management industry verticals, today announced that in terms of the share repurchase program that its board has approved, the Company has made purchases, in the period between October 29, 2024 to November 7, 2024, of 96,243 ordinary shares at an average purchase price per share of US$1.2189 and for an overall price of US$117,312.53 (excluding commissions and all other fees), which is gated by the daily trading volume of LGCL.

Per the announcement made on August 8, 2024, the Company’s board of directors had authorized a share repurchase program under which the Company may repurchase up to US$6 million of its ordinary shares, the same gross amount of proceeds that it raised in its initial public offering completed in March 2024.

The following is a summary of the repurchase transactions made in the course of the period in relation to the ordinary shares of the Company, in detailed form.

Transaction Date	Number of Shares Purchased	Average Purchase Price (US$)	Transaction Value (US$)
10/29/2024	1,927	1.1600	2,233.32
10/30/2024	21,933	1.1600	25,441.28
11/01/2024	3	1.1300	3.39
11/04/2024	2000	1.1600	2,320.00
11/05/2024	25,940	1.2000	31,151.06
11/06/2024	25,940	1.2900	33,477.19
11/07/2024	18,500	1.2300	22,686.29
Accumulated Under the Program	96,243	1.2189	117,312.53

With the transactions above, the Company owns a total of 96,243 ordinary shares as treasury shares, which represents approximately 0.121% of the Company’s issued share capital.

“We recorded a gross margin of 33.54% for the six months ended June 30, 2024, representing an increase of 516 bps compared with that of the six months ended June 30, 2023, thanks to our latest strategy to position ourselves as a technology company rather than a service company. We also had a strong growth of our user base: our active registered users reached 702,060 by June 2024, representing 10% growth in 1H 2024, compared to Dec 2023, setting the stage for strong revenue growth for the future, not only within human resource services, but in the areas such as IT outsourcing and information services. In 2024 we have obtained two significant patents that further solidify our technological leads in the AI area with wide applications in such verticals as human resources, insurance and wealth management; signed two strategic agreements with publicly traded financial institutions to port our AI LLM technology into wealth management vertical which significantly increases our TAMs (Total Available Markets); and to partner with a leading AI firm publicly traded in the main board of Hong Kong Stock Exchange to develop AI training courses. As a result, we are confident that these initiatives will have positive impacts on both our top and bottom lines going forward. While the macro-economic environment remains uncertain, Lucas’ ordinary shares are currently trading well below our intrinsic valuation. We believe now is the right time to start implementing the repurchase program. And we will continue to buy back shares from time to time in order to maximize our shareholder values.” said Howard Lee, CEO and Chairman of the Board of Lucas.

About Lucas GC Limited

With 18 granted U.S. and Chinese patents and over 74 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven Platform as a Service (PaaS) company with over 702,060 agents working on its platform. Lucas’ technologies have been applied to the human resources, insurance and wealth management industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923